UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNIVERSAL FOOD & BEVERAGE COMPANY

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

9135 13 107

(CUSIP Number)

Bruce D. Neviaser

122 West Washington

Madison, Wisconsin 53703

(608) 251-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 913513107	Page 2 of 7

1	Names of Reporting Persons Bruce D. Neviaser
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds NOT APPLICABLE
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States of America

Number of shares beneficially Owned by each Reporting person with	7 Sole voting power 6,103,338 8 Shared voting power -0- 9 Sole dispositive power 6,103,338 10 Shared dispositive power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,103,338
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares NOT APPLICABLE	☐
13	Percent of Class Represented by Amount in Row (11) 20.13%	☐
14	Type of Reporting Person IN

CUSIP No. 913513107	Page 3 of 7

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of Universal Food & Beverage Company, a Nevada corporation f/k/a Cardinal Minerals, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 3830 Commerce Drive, St. Charles, Illinois 60174.

Item 2. Identity and Background.

(a)	Name of Persons Filing:

Bruce D. Neviaser

(b)	Address of Principal Business Office or if None, Residence:

122 West Washington,

Madison, Wisconsin 53703

(c)	Chairman, Great Wolf Resorts, Inc.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws was issued nor a finding of any violation with respect to such laws was made.

(f)	The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On March 2, 2005, the Reporting Person acquired beneficial ownership of 6,103,338 shares of Common Stock of the Issuer in connection with a Share Exchange and Plan of Reorganization dated as of September 28, 2004 (“Reorganization Agreement”) among the Issuer, Universal Food & Beverage Company, a Delaware corporation (“UFB”) and the shareholders of UFB, including the Reporting Person.

Pursuant to the Reorganization Agreement, (i) each share of the common stock of UFB (including the shares of UFB common stock held by the Reporting Person), was exchanged for one (1) share of the Issuer’s Common Stock, and (ii) all rights to acquire shares of common stock of UFB (including rights deemed to be held by the Reporting Person) were exchanged for rights to acquire the Issuer’s Common Stock on a one-for-one basis.

Item 4. Purpose of Transaction.

On March 2, 2005, as a result of the share exchange and other transactions contemplated by the Reorganization Agreement identified in Item 3 above:

•	The Issuer effected a one (1)-for-ten (10) reverse stock split of its Common Stock outstanding immediately prior to the share exchange;

CUSIP No. 913513107	Page 4 of 7

•	The Issuer changed its name to “Universal Food & Beverage Company”;

•	UFB became a wholly owned subsidiary of the Issuer,

•	the former UFB shareholders collectively were issued 24,634,345 shares of the Issuer’s Common Stock as of that date owned approximately 90.19% of the 27,313,554 issued and outstanding shares of the Issuer’s Common Stock; and

•	the outstanding rights, warrants and options to acquire 13,184,345 shares of UFB common stock became rights, warrants and options to acquire 13,184,345 shares of the Issuer’s Common Stock on a one-for-one basis on the same economic terms.

As a result of the share exchange and the terms of the Reorganization Agreement described above, there was a change of control of the Company.

Immediately prior to their resignation, contingent on the consummation of the Reorganization Agreement, the board of directors of the Issuer appointed Duane N. Martin and Marc R. Fry as directors of the Company and appointed Duane N. Martin, Marc R. Fry and Ralph M. Passino, as the principal officers of the Company, as disclosed in the Schedule 14(f) dated January 25, 2005, of the Issuer previously filed with the SEC. The Issuer’s other directors and officers resigned from their positions as of the effectiveness of the share exchange.

Item 5. Interest in Securities of the Issuer.

(a)	Number of Shares beneficially owned by the Reporting Person:

An aggregate of 6,103,338 shares of Common Stock are reported as beneficially owned by the Reporting Person, representing 20.13% of the Issuer’s Common Stock (based upon 27,313,554 shares of common stock outstanding, as reported by the Issuer in its Form 8-K dated as of March 2, 2005 and filed with the SEC on March 7, 2005). This aggregate amount includes:

•	333,334 shares held by Neviaser Enterprises, Inc., a corporation which the Reporting Person controls;

•	200,000 shares owned by DNEV, LLC, a limited liability company the Reporting Person controls;

•	3,001,669 shares of the Issuer’s Common Stock that are subject to warrants exerciseable by the Reporting Person, Neviaser Enterprises, Inc. and DNEV LLC within 60 days.

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 6,103,338

(ii)	Shared power to vote or to direct the vote: 0

CUSIP No. 913513107	Page 5 of 7

(iii)	Sole power to dispose or to direct the disposition of: 6,103,338

(iv)	Shared power to dispose or to direct the disposition of: 0

(c)	The Reporting Person has not engaged in any transactions in the Common Stock during the past 60 days, except as disclosed herein.

(d)	No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

CUSIP No. 913513107	Page 6 of 7

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

1.	Share Exchange and Plan of Reorganization dated as of September 28, 2004 filed as Exhibit 2.1 to the Issuer’s Form 8-K dated September 28, 2004, filed with the SEC on October 1, 2004 and incorporated herein by reference.

2.	Form of Warrant Agreement filed as Exhibit 4.1 to the Issuer’s Form 8-K dated March 2, 2005, filed with the SEC on March 7, 2005 and incorporated herein by reference.

CUSIP No. 913513107	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief, each of the undersigned persons certifies that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2005.

/s/ Bruce D. Neviaser
Bruce D. Neviaser